September 30, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated September 16, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on August 22, 2016 (File No. 333-210933) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.

All page number references in the Company’s responses are to the page numbers in Amendment No. 2.

Common stock to be outstanding after the offering, page 3

1.

Please clarify the number of shares underlying all outstanding obligations, like the notes and warrants mentioned in your Form 8-K filed September 12, 2016.

Effect has been given to the Staff’s comment. Please see the revised disclosure under the heading “Common stock to be outstanding after the offering” on page 3 of the prospectus forming a part of Amendment No. 2 (the “Prospectus”).

Risk Factors, page 4

2.

Please expand your response to prior comment 2 to provide us your analysis supporting your conclusion that the non-compliance is not material. Include in your response all potential remedies for the non-compliance and an analysis of how each such remedy is immaterial.

We advise the Staff that in the event a holder of Exchangeable Shares seeks a remedy for non-compliance of section 5.3(k)(A) of Exhibit 10.1, the holder could seek remedies which may include a breach of contract claim and seeking monetary damages and specific performance to compel the Company to so register under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Registration”). We further advise the Staff that the Company has not made an analysis of all potential remedies for the non-compliance as the SEC has asked, as such an analysis would be premature and likely prohibitively expensive for a company the size of the Company, as well as distract the Company’s management from its responsibilities running the Company. The Company continues to believe that the non-compliance is immaterial as (a) it has pre-existing, substantive relationships with its Exchangeable Shareholders; such relationships it believes would substantially lessen the chances of any Exchangeable Shareholder seeking a remedy, (b) none of the Exchangeable Shareholders have as of yet notified the Company of any concern or distress with respect to the non-compliance and (c) the Company does not believe that the Registration would materially alter the mix of information already being disclosed by the Company so as to materially affect the stock price of the Company. The Company intends to file the Registration with the Commission prior to the effective date of Amendment No. 2 as it may be further amended.

3.

Please expand your response to prior comment 5 to tell us which provisions of exhibits 10.1, 10.3, and 10.4 limit or otherwise alter the power to amend provided by section 9 of exhibit 4.2.

We respectfully advise the Staff that no representation was made by the Company that any of Exhibits 10.1, 10.3 or 10.4 limit or otherwise alter the power to amend provided by Section 9 of Exhibit 4.2. We hereby clarify and supplement our response to prior comment 5 that the Acquisition Transaction was consummated based on the totality of the provisions provided in each of the documents filed as Exhibits 4.2, 10.1, 103 and 10.4. Accordingly, any amendment to the terms of the Exchangeable Shares would require, if applicable, corresponding amendments to the other documents, which would require the consent of the Company and/or its subsidiaries party to such agreements. Furthermore, consent of the Trustee under the Voting and Exchange Trust Agreement found in Exhibit 10.3 is required to amend any provision of that agreement. We further respectfully advise the Staff that the Company has been informed by Canadian counsel that the Company’s Board of Directors would be required to consent to any changes to the Exchangeable Share provisions.

We may be subject to penalties, page 8

4.

We note your revision in response to prior comment 6. Please clarify the significance to your investors of the licensed software being “FDA-cleared.” For example, for what purpose is the software cleared? Does the licensor’s FDA clearance mean that you can market the software without your proposed product completing the regulatory review process?

We advise the Staff that the Company has clarified its ownership of the software throughout the “Business” section with conforming changes, as applicable, in the “Risk factor” section. Please also see the revised disclosure on page 43 of the Prospectus.

If we are unable to protect our proprietary rights, page 18

5.

We note your response to prior comments 7 and 28. Please revise your disclosure in this risk factor to clarify, if true, that your patent application addresses the design of your proposed product, but not its operation. Also, if you do not hold patents, please revise your reference to “existing” patents on page 18 and to “issued patents” on page 19 to clarify.

Effect has been given to the Staff’s comments. Please see the revised disclosure on pages 17 and 18 of the Prospectus.

Anti-takeover provisions, page 23

6.

Please respond to that portion of prior comment 8 that asks you to provide the disclosure required by Regulation S-K Item 202(a)(5). For example, we note from exhibit 3.2 the board’s ability the increase the size of the board and fill vacancies.

We respectfully advise the Staff that the Company’s board’s ability to increase the size of the board and fill vacancies is not a provision of the Company’s by-laws that “…would have the effect of delaying…a change in control of the registrant and that would operate only with respect to an extraordinary corporate transaction involving the registrant…” [Emphasis added], as provided in Regulation S-K Item 202(a)(5). Accordingly, a description of the Board’s ability to increase the size of the board and fill vacancies would not be required disclosure under Regulation S-K Item 202(a)(5) as such provision does not only operate with respect to an extraordinary corporate transaction, and in fact, has been recently used by the Company to appoint its independent directors outside of an annual meeting and not as an extraordinary corporate transaction. Notwithstanding the foregoing, we further advise the Staff that the Company included language regarding the Board’s ability on page 22 of the Prospectus to satisfy the Staff’s request in this regard.

Market Information, page 25

7.

Please expand your disclosure added in response to prior comment 10 to begin with November 11, 2015, which you disclose as the date quotations of the price of your stock started. See Regulation S-K Item 201(a).

We advise the Staff that we clarified the disclosure on Page 24 of the Prospectus to make clear that even though the common stock was quoted as of November 11, 2015, there was no trading or quoted price until February 18, 2016.

Holders, page 25

8.

Please expand your response to prior comment 12 to tell us who is the “controlling shareholder” mentioned in section 5.3(e) of exhibit 10.1. From your response, it should be clear whether identification of the security holder and further disclosure is required by Regulation S-K Item 404.

We respectfully advise the Staff that the term “controlling shareholder” mentioned in section 5.3(e) of Exhibit 10.1 should be interpreted to refer to the controlling shareholders’ obligations to cause the delivery of an aggregate of 750,000 shares into escrow from any source, which was a condition to iMedical entering into the Acquisition Transaction. It was not meant to obligate the controlling shareholder to specifically deposit into escrow shares owned by him, as all of his shares were expected to be cancelled at closing. The controlling shareholder of the Company prior to the Acquisition Transaction was Kazi Hasan, who transferred an aggregate of 6,500,000 shares of his common stock of the Company back to the Company for cancellation (such transaction already disclosed on page 67 of the Prospectus), and upon information and belief is not affiliated with the placement agent referred to in the prior response letter.

Business, page 38

9.

We note your response to prior comment 14. Please disclose the material hurdles that remain until you have completed development of your planned product with sufficient specificity for investors to understand the status of the product. Address, among other issues, the status of the “24/7 ECG monitoring center” mentioned on page 46. Also, show us how your disclosed 2017 launch date reflects the 5-year development period mentioned in Note 12a on page F-20 and reflects the time needed for FDA review and clearance.

Effect has been given to the Staff’s comment with respect to the material hurdles that remain. Please see the revised disclosure on page 45 of the Prospectus. We advise the Staff that there is no “status” with respect to the monitoring centers, which are third-parties that would be retained directly by the service providers who activate and use the Bioflux device, and who may or may not be referred by the Company. We further advise the Staff that the five year period described in Note 12(a) on Page F-20 is not related to the FDA review and clearance, and instead relates to CardioComm’s obligations to provide services to the Company, including the customized software used in Bioflux. A copy of such agreement has been filed with Amendment No. 2 as Exhibit 10.9.

10. Please expand your revised disclosure on page 38 in response to prior comment 15 to discuss the material terms of your collaboration with the Rockyview General Hospital, including the obligations of the parties, expiration date, and termination provisions.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 41 of the Prospectus, in which we also clarified the actual counterparty to the arrangement.

The Acquisition Transaction, page 39

11.

Please disclose in your prospectus the substance of your response to the first sentence of prior comment 18.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 37 of the Prospectus.

Market Overview, page 43

12.

We note your response to prior comments 1 and 20. We may have further comments pending our receipt and review of the supplemental materials.

The Staff’s comment is noted.

13.

We note your revisions in response to prior comment 21. Please provide us copies of the “FDA minimum benchmarks” marked clearly to show where they demonstrate how your proposed product is “superior” to the competition.

We advise the Staff that we have removed the reference to “FDA minimum benchmarks” and revised the disclosure regarding competition. Please see the revised disclosure on page 49 of the Prospectus.

Market Opportunity, page 45

14.

We note your response to prior comment 22. Please disclose how the arrangement regarding splitting the balance disclosed in the last two sentences of the last paragraph on page 46 complies with laws such as those mentioned in the first risk factor on page 20.

We have clarified the disclosure in page 44 of the Prospectus to make it clear that the payments to the Company are as a vendor-vendee relationship and not fee-splitting. We again respectfully advise the Staff that the Company has verified to its reasonable belief that its business model is in compliance with Stark and other Federal laws.

Market Strategy, page 47

15.

Please expand your response to prior comment 23 to show us your gross margin calculations. Provide us any support that you have for the figures you include in the calculation.

We advise the Staff that the Company has removed all references to the Company’s planned gross margins in the Prospectus.

16.

Please address that portion of prior comment 24 that asks you to tell us which end users and payers said that they are willing to switch to your device and accept your share of the reimbursement. Also tell us what portion of the end users and payers contacted as part of your research said that they are willing to switch to your device and accept your share of the reimbursement.

We advise the Staff that the Company has revised the language in the Prospectus to remove the concept that the Company’s business model has been validated by end-users and payers and clarified that no end-user or payer has committed to use the Company’s product. Please see the revised disclosure on page 45 of the Prospectus.

17.

Please update your disclosure regarding what you expect to accomplish “[i]n early 2016.” Disclose the existence of and reasons for any delays.

We advise the Staff that the reference should have been updated to read “early 2017.” We have revised the disclosure on page 49 of the Prospectus accordingly, and further clarified the timeline.

Competition, page 50

18.

Please reconcile your response to prior comment 27 with CardioComm’s February 1, 2012 press release indicating that it entered into a device integration and distribution agreement with TZ Medical.

We respectfully advise the Staff that the Company confirms that to its belief, TZ Medical does not have a software solution and its disclosure in its last bullet point on page 49 is accurate, notwithstanding a press release from February 2012.

19.

Please respond to that portion of prior comment 29 that asks you to tell us whether you were able to close the Transactions within the Conditional Period. Also expand your response to clarify whether you entered into agreements associated with those transactions and, if so, the basis for your conclusions that you need not file those agreements as exhibits.

We advise the Staff that iMedical closed the Transactions within the Conditional Period, as the Exclusivity & Royalty Agreement was an integral part of the “Transactions” and was filed on February 3, 2016 by the Company with its Current Report on Form 8-K. We further advise the Staff that the Conditional Period was included in the terms of the Exclusivity & Royalty Agreement not in relation to closing the “Transactions,” but rather to enable the parties to elect to terminate the “Transactions” in the event iMedical was unable to raise adequate funds during that time to support the “Transactions.” We hereby inform the Staff that no election to terminate was made by either party to the Exclusivity & Royalty Agreement in the time frame permitted. The Company has reevaluated the other agreements relating to the “Transactions” and has filed a “Software Development and Services Agreement” with Amendment No. 2 as Exhibit 10.9.

Government Regulation, page 52

20.

Please reconcile your response to prior comment 30 with your June 20, 2016 press release indicating you filed a 510(k) application, and tell us whether you have received a response from the FDA regarding this application.

We advise the Staff that the 510(k) submission referenced in the June 20, 2016 press release relates to the customized software solution of the Bioflux being developed by CardioComm. The Company has not yet made a pre-market 510(k) submission with respect to the actual Bioflux device. Please see pages 51 through 55 for revised disclosure with respect to the Company’s regulatory filing obligations.

21.

Please provide us support for your disclosure regarding the typical length of the review process. Also, revise your prospectus to clarify the nature and extent of the “lab testing” required for your application, including the steps required for any required approval from institutions at which the studies will be conducted as well as the size and duration of the studies.

Effect has been given to the Staff’s comment. Please see the revised and expanded disclosure under the sub-heading “U.S. Regulation” found on pages 51 through 55 of the Prospectus.

Management, page 56

22.

Please expand your response to prior comment 32 to provide us your analysis of how the officers mentioned in the “Meet the Team” portion of your website are not “executive officers” as defined by Rule 405.

We respectfully advise the Staff that upon review of the definition of “executive officer” found in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended, the Company has determined that none of the officers or employees mentioned in the “Meet the Team” portion of its website are in charge of a principal business unit or perform policy making functions, whether at the Company or any of its subsidiaries. We further advise the Staff that the titles of such officers or employees are not indicative of executive officer status under SEC rules. Please see the updated website of the Company which clarifies which team members are executive officers.

Employment Agreements, page 60

23.

We note that you deleted the date in the second paragraph of this section. Please clarify when you must issue the option to your CEO and on what date the 10% of outstanding securities will be measured.

Effect has been given to the Staff’s comment. Please see the revised disclosure found on page 62 of the Prospectus.

Ownership of Certain Beneficial Owners and Management, page 64

24.

Please tell us why you describe shares that will be held as Exchangeable Shares and what the rights of the Exchangeable Shares will be. Have the Exchangeable Shares not yet been issued?

We advise the Staff that the Company has publicly disclosed numerous times that the Exchangeable Shares have been issued and are outstanding. For instance, in Amendment No. 2,

under the sub-heading “—The Acquisition Transaction” commencing on page 37, under the sub-heading “—The Offering” on page 3, under the sub-heading “—Special Voting Preferred Stock” on page 72, and under the sub-heading “—Holders” on page 24. The Exchangeable Shares were all issued on the closing of the Acquisition Transaction on February 2, 2016. Furthermore, the rights of the Exchangeable Shares are also disclosed in numerous places in Amendment No. 2, including on pages 66 and 67 under footnote 2, and on page 72under the sub-heading “—Special Voting Preferred Stock.” As the Exchangeable Shares were structured to be as close as practicable to the Company’s common stock, are being used as a tax deferral mechanism, vote with the Company’s common stock as a single class, and provide for the same economic benefits to the holders thereof as the holders of Common Stock, the Company has determined to include the Exchangeable Shares with the Common Stock as a single class for determining shares outstanding in the beneficial ownership table on page 66of the Prospectus. The Company believes that not so including the Exchangeable Shares could cause confusion and be potentially misleading.

25.

Please show us how you reconcile the information in the third paragraph of this section with your “Common stock to be outstanding after the offering” disclosure on page 3.

We advise the Staff as follows:

17,045,964	Shares of common stock outstanding plus
9,123,031	Exchangeable Shares outstanding equals
26,168,995	Total shares of common stock and Exchangeable Shares plus
403,059	Warrants equals
26,572,054	Total shares of common stock, Exchangeable Shares and warrants less
957,548	Shares of common stock underlying Exchangeable Shares not registered equals
25,614,506	Shares of common stock outstanding after the offering

We advise the Staff that the eight share difference between the 25,614,514 in the Registration Statement and the 25,614,506 in Amendment No. 2 is due to rounding when the shares underlying the previously referenced convertible debentures were actually converted and the underlying shares issued.

Transactions with Related Persons, page 65

26.

Please show us how you reconcile your disclosures under Regulation S-K Item 404 with the disclosures on pages F-20 and F-34.

We advise the Staff that the disclosures on pages F-20 and F-34 of the Registration Statement refer to payments made to certain shareholders of the Company during the periods presented for services rendered, are disclosed in the aggregate, and except with respect to one shareholder, are not affiliates of the Company or its predecessor. The only payment for a transaction greater than $120,000 and the only payments to an affiliate of the Company included in such disclosures, relate to compensation to Waqaas Al-Siddiq, the Company’s Chairman and CEO. Such payments are disclosed in the summary compensation table on page 61.

Selling Stockholders, page 66

27.

We note your response to prior comment 38; however, it is unclear how you have clarified the reference to “Presidents List.” Please revise accordingly.

We advise the Staff that the reference to “Presidents List” in note 7 to the unaudited financial statements of the Company for the fiscal period ended June 30,2016 in the Registration Statement was removed and replaced with “…investors introduced by the Company.” We initially did not include a conforming change to note 7 to the audited financial statements of the Company for the period ended December 31, 2015 found on page F-13 of the Prospectus due to the nature of the disclosure being part of previously audited financial statements. However, we have determined, after consultation with the Company’s auditors, to make such a conforming change to note 7 to the audited financial statements of the Company for the period ended December 31, 2015 found on page F-13 of the Prospectus.

28.

Please expand your response to prior comment 39 to show us how you determined the number of offered shares underlying the debentures; in your response, cite the applicable provisions of the applicable exhibits to your registration statement. Also, where the offered shares underlie securities, please ensure that your prospectus makes clear the terms of those securities, including the exercise price of the relevant warrants.

We respectfully submit that since the convertible debentures are now all converted in accordance with their terms and are no longer outstanding, the Staff’s comment no longer applies with respect to the convertible debentures. Please see the revised disclosure in Notes 4 and 17 on page 70 of the Prospectus with respect to the warrants.

29.

From your response to prior comment 41, it appears that Highline Research Advisors participated in your original sale of securities and participates in determining when the offered shares can be resold. Please disclose the substance of your response, file the related agreement, and provide us your analysis of whether Highline Research Advisors is an underwriter of this offering. Cite with specificity in your response all authority on which you rely.

We respectfully advise the Staff that Highline did not participate in the original sale of securities and is not participating in the determination of when the offered shares can be sold. Highline, acting through Merriman Capital, Inc. (“Merriman”) entered into an agreement (the “Merriman Agreement”) with iMedical whereby Highline would (a) act as an exclusive financial advisor to iMedical with respect to assisting it in its capital raising efforts, (b) assist iMedical in the review of potential financing alternatives available to iMedical and (c) provide iMedical with recommendations with respect to the options available to it for meeting is capital needs. As part of the Merriman Agreement, iMedical entered into a non-binding Letter of Intent with Highline to raise capital as part of a reverse merger transaction. Subsequently, iMedical and Highline orally agreed that iMedical would move forward with a reverse merger transaction without the financing contingency as originally contemplated by the LOI. However, iMedical’s shareholders agreed as part of the Acquisition Transaction to retain the lock-up specified in the LOI, in the event Highline was subsequently retained to raise funds on the Company’s behalf after the closing of the Acquisition Transaction. We advise the Staff that neither the Merriman Agreement nor the LOI are in effect and no subsequent definitive agreement or arrangement has been entered into between the Company, on the one hand, and Highline or Merriman, on the other hand. As (a) neither the Merriman Agreement nor the LOI are currently in effect, (b) neither iMedical nor the Company made any payments to either Merriman or Highline under the Merriman Agreement or the LOI relating to any of the securities contemplated to be registered under Amendment No. 2 and (c) the LOI was non-binding, the Company has determined that neither the Merriman Agreement nor the LOI is a material definitive agreement that requires filing with the Commission.

Pursuant to the preliminary note to Rule 144 promulgated under the Securities Act of 1933, as amended, Section 2(a)(11) of the Securities Act defines the term “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates, or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” Based on the aforementioned facts and circumstances as applied to the definition of “underwriter”, it is clear that neither Merriman nor Highline is an underwriter as neither of them have (a) purchased from the Company any securities, or (b) any direct or indirect participation in the offer or sale of any of the shares being registered for sale and included in Amendment No. 2. The Company’s shareholders’ voluntary agreement to a lock-up at the time of the closing of the Acquisition Transaction to facilitate a possible later equity financing with an as-yet-to-be-retained placement agent (which may be Highline) is clearly not an event that would cause either Highline or Merriman to be considered underwriters.

30.

Please confirm the accuracy and clarity of your footnotes to the table of selling security holders. We note, for example, that one footnote for a selling security holder indicates that shares underlie Exchangeable Shares, while another footnote for that same selling security holder indicates that the same shares underlie debentures.

We hereby confirm the accuracy and clarity of the footnotes to the table of selling security holders. We advise the Staff that we have updated the table to remove the references to convertible debentures as they have all been converted. Please see the revisions on pages 68-70 of the Prospectus.

Description of Securities, page 69

31.

Please expand your disclosure added in response to prior comment 42 to address provisions specifying the vote required by security holders to take action. See Regulation S-K Item 202(a)(1)(v). We note for example that section 2.8 of exhibit 3.2 specifies the vote required to elect directors.

Effect has been given to the Staff’s Comment. Please see the revised disclosure on page 71 of the Prospectus.

Report of Independent Registered Public Accounting Firm, page F-1

32.

The signature of your auditor appears to have been deleted in your most recent amendment. Please provide an appropriately signed audit report in your next amendment.

Effect has been given to the Staff’s comment. We have reinserted the signature of the Company’s auditor on page F-1 of the Prospectus.

Item 15. Recent Sales of Unregistered Securities, page II-4

33.

We note your response to prior comment 44; however, your revised disclosure on page II-5 does not appear to disclose the facts relied upon to make the indicated exemptions available. Please revise accordingly. See Item 701(d) of Regulation S-K.

Effect has been given to the Staff’s comment. Please see the additional disclosure found on page II-4 of Amendment No. 2.

Item 16. Exhibits and Financial Statement Schedules, page II-6

34.

We note your response to prior comment 47; however, it is unclear which portion of exhibit 10.6 grants you the license mentioned on page 51 of your prospectus. Please clarify. If this license is part of the “development and services agreement” referenced in exhibit 10.6, please file that agreement as an exhibit.

We advise the Staff that we have clarified the arrangement between the Company and CardioComm by deleting all references to a license or licensing and instead have characterized it as an acquisition of the software that is exclusive for the MCT market.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEPHEN E. FOX

STEPHEN E. FOX

For the Firm

cc:

Biotricity Inc.